SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For immediate release

1 June 2010

PRUDENTIAL PLC - UPDATE ON DISCUSSIONS WITH AIG

Prudential plc (“Prudential”) notes the announcement by American International Group, Inc. (“AIG”) that it will not consider a revision to the terms of the proposed combination of Prudential with AIA Group Limited (“AIA”). Following detailed discussions with AIG’s management and advisers, Prudential had proposed a revision to the terms that would have reduced the value of the consideration for the acquisition of AIA by Prudential Group plc (“New Prudential”) to US$30.375 billion, comprising:

•	cash of US$23 billion;

•

approximately 2.16 billion newly issued shares of New Prudential (expected to represent approximately 11.58% of the issued ordinary share capital of New Prudential immediately following completion of the acquisition of AIA) with a value of US$5.375 billion based on the theoretical ex-rights price for Prudential’s ordinary shares of 171.31 pence (calculated on the basis of the closing price for Prudential’s ordinary shares on Friday 28 May 2010 and using an exchange rate of £1:US$1.4466); and

•	US$2.0 billion in aggregate principal amount of perpetual tier one notes to be issued by Prudential (the coupon on which would be at current market rates).

The ordinary shares and tier one notes to be issued would be made more readily marketable (including by a reduction of the lock up on the ordinary shares).

The Board of Prudential is considering its position. A further announcement will be made when appropriate.

ENDS

Enquiries:

Media		Investors / Analysts
Ed Brewster	+44 (0)20 7548 3719	Matt Lilley / Jessica Stalley	+44 (0)20 7548 3300
Robin Tozer	+44 (0)20 7548 2776
Kevin Byram /Tom Burns Brunswick	+44 (0)20 7404 5959
Tim Payne /Karin Wong Brunswick (Hong Kong)	+852 3512 5000

Notes to Editors:

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world’s leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £290 billion in assets under management (as at 31 December 2009). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain “forward-looking statements” with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

Important Notice

This announcement is not an offer for sale of or a solicitation of any offer to buy securities in the United States. Securities may not be offered or sold in the United States absent registration with the US Securities and Exchange Commission or an exemption from registration under the US Securities Act of 1933, as amended (the “Securities Act”). The shares and other securities mentioned in this announcement have not been, and will not be, registered under the Securities Act or under the securities laws of any state or territory of the United States. They may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with state securities laws. Prudential does not intend to register any part of the offering of any of the securities referred to herein in the United States or to conduct a public offering of such securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ CLIVE BURNS
Clive Burns
Head of Secretariat